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                         FIRST AMENDMENT TO RIGHTS AGREEMENT

     This Amendment dated August 9, 1998 ("Amendment") to the Rights Agreement ("Agreement"), dated as of November 23, 1994, is between Molecular Dynamics, Inc., a Delaware corporation (the "Company"), and Harris Trust and Savings Bank (the "Rights Agent).

     Pursuant to Section 27 of the Agreement, the Continuing Directors (as defined in the Agreement) have determined on August 9, 1998 that it is in the best interest of the Company to amend the Company's Rights Agreement as set forth below and the Amendment is being executed by the Company and the Rights Agent for the purpose of amending the Agreement as set forth below:

     The Agreement is hereby amended as follows:

     1. Section 1(a) shall be amended by inserting the following at the end of Section 1(a):

             "Notwithstanding the foregoing or any provision to the contrary in this Agreement, none of Amersham Pharmacia Biotech Ltd. ("Parent"), APB Acquisition Corp. ("Sub"), or any of their respective subsidiaries, Affiliates or Associates is an Acquiring Person pursuant to this Agreement solely by virtue of the execution of the Agreement and Plan of Merger of even date herewith among Parent, Sub and the Company (the "Merger Agreement"), commencement and consummation of the Offer (as defined in the Merger Agreement), the acquisition of Shares (as defined in the Merger Agreement) by Sub pursuant to the Offer or the consummation of the Merger (as defined in the Merger Agreement)."

     2. Section 1(1) shall be amended by inserting the following at the end of Section 1(1):

               "Notwithstanding the foregoing or any provision to the contrary in this Agreement, a Distribution Date shall not occur solely by reason of the Offer, the execution of the Merger Agreement, the acquisition of the Shares by Sub pursuant to the Offer or the consummation of the Merger."

     3. Section 1(cc) shall be amended by inserting the following at the end of Section 1(cc):

               "Notwithstanding the foregoing or any provision to the contrary in this Agreement, a Shares Acquisition Date shall not occur solely by reason of the Offer, the execution of the Merger Agreement, the acquisition of the Shares by Sub pursuant to the Offer or the consummation of the Merger."

     4. Clause (i) of Section 7(a) shall be amended and restated in its entirety to read as follows:

               "(i) the earlier of (A) immediately prior to the Effective Time (as defined in the Merger Agreement) or (B) the close of business on December 2, 2004 (the "Final Expiration Date")"

     5. This Amendment shall be deemed to be entered into under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

     6. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     7. As amended hereby, the Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have duly executed this First Amendment to Rights Agreement as of the date first written above.

MOLECULAR DYNAMICS, INC.


By: /s/ Jay Flatley
Name: Jay Flatley
Title:  President and Chief Executive Officer

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Attest: /s/ David L. Barker
Name:   David L. Barker
Title:  Vice President

HARRIS TRUST AND SAVINGS BANK,
AS RIGHTS AGENT



By:     /s/ Susan Knaack
Name:   Susan Knaack
Title:  Officer